UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                                 Golf Two, Inc.
        (Exact name of registrant as specified in its corporate charter)

                          Commission File No. 000-50283
                          -----------------------------

Delaware                                                            04-3625550
--------                                                            -----------
(State or other jurisdiction of                                (I.R.S. Employer
incorporation or organization)                               Identification No.)


1521 West Orangewood Avenue, Orange, California                          92868
-----------------------------------------------                          -----
(Address of principal executive offices)                             (Zip Code)


                                  (714)350-7323
                                  -------------
                          Registrant's telephone number

                               September 22, 2005

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on September 22, 2005 of shares of $.001 par common stock ("Common Stock") of Golf Two, Inc., a Delaware corporation ("Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1. As of such date, and immediately prior to the closing of the Transactions (as that term is defined below), the Company had 7,418,335 shares of Common Stock issued and outstanding, all of which shares are entitled to one vote per share on all matters for which stockholders are entitled to vote.

--------------------------------------------------------------------------------

             NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED
                   IN RESPONSE TO THIS INFORMATION STATEMENT.
                       PROXIES ARE NOT BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
--------------------------------------------------------------------------------


                                  INTRODUCTION

This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

SHARE PURCHASE TRANSACTIONS. On September 22, 2005, David Bennett, our president, chief executive officer, chief financial officer, treasurer and a director, and his spouse agreed to enter into a share purchase transaction (the "Bennett Share Purchase Transaction") with certain otherwise unaffiliated persons (the "Bennett Purchasers"), whereby the Bennett Purchasers agreed to purchase Mr. Bennett's 3,000,000 shares of common stock for an aggregate consideration of approximately $14,423, or $.00137 per share and the 166,667 shares of common stock owned by Mr. Bennett's spouse for approximately $801, or $.00137 per share. The agreed upon closing date for the Bennett Share Purchase Transaction is anticipated to be the day the change of directors is effected, i.e., 10 days following the mailing of this Information Statement to our shareholders.

On September 22, 2005, Daniel Bernstein, our secretary and a director, agreed to enter into a share purchase transaction (the "Bernstein Share Purchase Transaction") with certain otherwise unaffiliated persons (the "Bernstein Purchasers"), whereby the Bernstein Purchasers agreed to purchase Mr. Bernstein's 2,033,000 shares of common stock for an aggregate consideration of $9,775, or $.00137 per share. The agreed upon closing date for the Bernstein share Purchase Transaction is anticipated to be the day the change of directors is effected, i.e., 10 days following the mailing of this Information Statement to our shareholders.

We anticipate the mailing date to be September 28, 2005, which will make the effective date October 10, 2005 or, if mailed later, the effective date will be 10 days following the actual mailing date.

CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS. Effective with the closing of the Bennett Share Purchase Transaction, Mr. Bennett intends to resign his positions as our president, chief executive officer, chief financial officer, treasurer, and a director; and, effective with the closing of the Bernstein Share Purchase Transaction, Mr. Daniel Bernstein intends to resign his position as our secretary and a director.

New directors will be appointed upon the resignations of Messrs. Bennett and Bernstein, which shall result in a change in the majority of our board of directors. Such new directors will consist of directors to be nominated by Messrs. Bennett and Bernstein. These new directors are proposed to be Messrs. Crain and Cohen. To give effect to this agreement, our current board of directors, consisting of Mr. David Bennett and Mr. Daniel Bernstein, will resign 10 days after the mailing of this Schedule 14f-1 Information Statement to our stockholders.

OUR VOTING SECURITIES. As of September 22, 2005, we had 7,418,336 shares of Common Stock issued and outstanding, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

CHANGE OF CONTROL. Mr. Bennett has agreed to transfer 3,000,000 shares of common stock and his spouse, Ms. Bennett, has agreed to transfer 166,667 shares of common stock to the Bennett Purchasers on the closing. Mr. Bernstein has agreed to transfer 2,033,333 shares of common stock to the Bernstein Purchasers on the closing. The Bennett Purchasers and the Bernstein Purchasers will own an aggregate of 5,200,000 shares of common stock subsequent to completion of the two purchase transactions. As a consequence thereof, we will experience a change in control and members of the Bennett Purchasers and Bernstein Purchasers, identified below, will have voting control of us.

INFORMATION REGARDING THE COMPANY. Please read this Information Statement carefully. It describes the general terms of the Bennett Share Purchase Transaction and the Bernstein Share Purchase Transaction and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by such agreements. Additional information about the transactions contemplated by the Bennett Share Purchase Transaction and the Bernstein Share Purchase Transaction and our business will be contained in our Current Report on Form 8-K, expected to be filed with the Securities and Exchange Commission upon the closing of these transactions. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our chief executive officer and our other executive officers during the year ending December 31, 2003 and 2004.

=================== ======= =================================== ========================================== =================
                                   ANNUAL COMPENSATION                    LONG TERM COMPENSATION
------------------- ------- -------- -------- ----------------- ------------------------------------------ -----------------
     NAME AND        YEAR   SALARY   BONUS      OTHER ANNUAL               AWARDS               PAYOUTS       ALL OTHER
PRINCIPAL POSITION            ($)      ($)    COMPENSATION ($)                                               COMPENSATION
------------------- ------- -------- -------- ----------------- ------------------------------ ----------- -----------------
                                                                RESTRICTED      SECURITIES     LTIP
                                                                   STOCK        UNDERLYING     PAYOUTS
                                                                AWARDS ($)   OPTIONS/SARS (#)     ($)
------------------- ------- -------- -------- ----------------- ------------ ----------------- ----------- -----------------
David Bennett,       2004    None     None          None           None            None           None           None
president,
treasurer
------------------- ------- -------- -------- ----------------- ------------ ----------------- ----------- -----------------
                     2003    None     None          None           None            None           None           None
------------------- ------- -------- -------- ----------------- ------------ ----------------- ----------- -----------------
Daniel Bernstein,    2004    None     None          None           None            None           None           None
secretary
------------------- ------- -------- -------- ----------------- ------------ ----------------- ----------- -----------------
                     2003    None     None          None           None            None           None           None
=================== ======= ======== ======== ================= ============ ================= =========== =================

COMPENSATION OF DIRECTORS. Our current directors are also our employees and receive no extra compensation for their service on our board of directors.

COMPENSATION OF OFFICERS. As of September 22, 2005, our officers have received no compensation for their services provided to us.

STOCK OPTION GRANTS. No stock options were granted to any of our directors and officers during our most recent fiscal year ended December 31, 2004.

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES. No share purchase options were exercised by our officers, directors, and employees during the fiscal year ended December 31, 2004.

OUTSTANDING STOCK OPTIONS. We have not granted any stock options and do not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of our common stock.

                PRINCIPAL STOCKHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of common stock beneficially owned as of September 22, 2005 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

                  PRE-CLOSING OF TRANSACTIONS DESCRIBED HEREIN

=============== ========================================= ============================================= ==========================
TITLE OF CLASS    NAME AND ADDRESS OF BENEFICIAL OWNER       AMOUNT AND NATURE OF BENEFICIAL OWNER          PERCENT OF CLASS
--------------- ----------------------------------------- --------------------------------------------- --------------------------
Common Stock    David Bennett
                1521 West Orangewood                                  3,166,667 shares (1)                        42.7%
                Avenue                                     president, chief executive officer, chief
                Orange, CA 92868                             financial officer, treasurer, director
--------------- ----------------------------------------- --------------------------------------------- --------------------------
Common Stock    Daniel Bernstein
                1521 West Orangewood
                Avenue                                                  2,033,333 shares                          27.4%
                Orange, CA 92868                                      secretary, director
--------------- ----------------------------------------- --------------------------------------------- --------------------------
Common Stock    All directors and named executive                                                                 70.1%
                officers as a group                                     5,200,000 shares
=============== ========================================= ============================================= ==========================
(1)  Michelle Bennett, who is the spouse of David  Bennett, our  president, treasurer and director, owns 166,667 shares of our common stock.

                                             POST-CLOSING OF TRANSACTIONS DESCRIBED HEREIN
================= ========================================= ============================================= ==========================
TITLE OF CLASS     NAME AND ADDRESS OF BENEFICIAL OWNER        AMOUNT AND NATURE OF BENEFICIAL OWNER          PERCENT OF CLASS
----------------- ----------------------------------------- --------------------------------------------- --------------------------
Common Stock      Bohn H. Crain
                  1604 Locust Street, 3rd Floor                         3,775,000 shares(1)                         50.9%
                  Philadelphia, PA                           president, chief executive officer, chief
                  19103                                             financial officer, director
----------------- ----------------------------------------- --------------------------------------------- --------------------------
Common Stock      Par 5 Investors, LLC
                  c/o 1604 Locust Street, 3rd Floor
                  Philadelphia, PA  19103                                  166,667 shares                            2.2%
----------------- ----------------------------------------- --------------------------------------------- --------------------------
Common Stock      Stephen M. Cohen
                  1604 Locust Street, 3rd Floor
                  Philadelphia, PA                                      1,258,333 shares (2)
                  19103                                            treasurer, secretary, director                   17.0%
----------------- ----------------------------------------- --------------------------------------------- --------------------------
Common Stock      All directors and named executive
                  officers as a group                                     5,033,333 shares                          67.8%
================= ========================================= ============================================= ==========================
     (1) Shares anticipated  to be owned indirectly through Radiant Capital
         Partners, LLC, controlled by Mr. Crain.
     (2) Shares anticipated to be owned indirectly by Mr. Cohen's spouse.

Beneficial ownership is determined in accordance with the rules of the SEC generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of the Registrant's common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of the Registrant's common stock indicated as beneficially owned by them.

                        DIRECTORS AND EXECUTIVE OFFICERS

We anticipate that on or about October 10, 2005, or 10 days following the actual mailing of this Information Statement to shareholders of record as of September 22, 2005, Messrs. Bennett and Bernstein will each tender a letter of resignation to the Board to resign as our directors. As a last act, Messrs. Bennett and Bernstein will appoint Messrs. Crain and Cohen as our directors.

The following tables set forth information regarding our current executive officers and directors and our proposed executive officers and directors:

                    CURRENT EXECUTIVE OFFICERS AND DIRECTORS

====================== =============== =========================================
NAME                        AGE        POSITION
---------------------- --------------- -----------------------------------------
David Bennett                40        President, Treasurer, Director
---------------------- --------------- -----------------------------------------
Daniel Bernstein             45        Secretary, Director
====================== =============== =========================================

DAVID BENNETT. Mr. Bennett has been our president, treasurer and one of our directors since February 2002. Mr. Bennett is responsible for marketing, business development and day to day operations of our management. From August 2001 to the present, Mr. Bennett has been employed as a programmer and manager by Cyberbucks.com which is a brokerage and order fulfillment company that locates buyers for products for sale by other companies. Cyberbucks.com also performs outsourcing for independent sales companies. Independent sales companies are firms that do not sell their own inventory, but that of other companies. From 1994 to 2000, Mr. Bennett was the president and manager of Beneducci, Inc., which performed accounts receivable financing for small businesses. While with these companies, Mr. Bennett acquired several types of business experience, including effective business management skills, order processing, customer service, finance management, marketing (including mass mailing, telesales, e-commerce, direct sales, paper media), business negotiations, arranging for private financing, forming strategic alliances, staffing and staff management and computer and programming knowledge. From 1982 to 1994, Mr. Bennett was a manager, partner and technician of Ramco Refrigeration. Mr. Bennett's background in marketing and management has given Mr. Bennett the necessary experience to understand the market trends essential for the implementation of our business strategy. Mr. Bennett is not an officer or director of any reporting company.

DANIEL BERNSTEIN. Mr. Bernstein has been our secretary and one of our directors since our inception in March 2001. From 1982 to the present, Mr. Bernstein has been self-employed as a builder, specializing in steep hillside contemporary homes. Mr. Bernstein graduated with a Masters in architectural design from the Southern California Institute of Architecture in 1987. Mr. Bernstein earned a Bachelor of Science in economics from the University of California, Los Angeles in 1982. Mr. Bernstein also possesses a general contractor's license in the state of California. Mr. Bernstein is not an officer or director of any reporting company.

         PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE RESIGNATION
                      OF THE CURRENT OFFICERS AND DIRECTORS

 =================== =============== ==========================================
 NAME                     AGE        POSITION
 ------------------- --------------- ------------------------------------------
 Bohn H. Crain             41        President, Treasurer, Director
 ------------------- --------------- ------------------------------------------
 Stephen M. Cohen          49        Secretary, Director
 =================== =============== ==========================================

BOHN H. CRAIN. Mr. Crain is anticipated to be appointed as our president, chief executive officer, chief financial officer, and as one of our directors on the closing date. Mr. Crain brings over 15 years of industry and capital markets experience in transportation and logistics. From 2004 to the present Mr. Crain has served as the Chief Executive Officer of Radiant Capital Partners LLC, an entity formed to execute a consolidation strategy in the transportation/logistics sector. Prior to that and from 2002 to 2004, Mr. Crain served as the executive vice president and the chief financial officer of Stonepath Group, Inc., a global non-asset based provider of third party logistics services. Stonepath Group, Inc., is a Delaware corporation and a reporting company. Prior to that and I 2001, Mr. Crain served as the executive vice president and chief financial officer of Schneider Logistics, Inc., a third-party logistics company. From 2000 to 2001, Mr. Crain served as the vice president and treasurer of Florida East Coast Industries, Inc., and from 1989 to 2000, Mr. Crain held various vice president and treasury positions for CSX Corp., and several of its subsidiaries. Mr. Crain earned is Bachelor of Science in Accounting from the University of Texas. Mr. Crain is not an officer or director of any other reporting company.

STEPHEN M. COHEN. Mr. Cohen is anticipated to be appointed as our general counsel, secretary, treasurer and as one of our directors on the closing date. Prior to joining us and from 2004 to the present, Mr. Cohen was the founder of SMC Capital Advisors, which provides business and legal consulting services focusing on corporate finance and federal securities matters. From 2000 to 2004, Mr. Cohen was the senior vice president, general counsel and secretary of Stonepath Group, Inc., where he helped transition that company from a venture investor in early stage technology businesses to a global logistics company and assisted in the acquisition of over 20 domestic and international logistics companies in the United States, Asia and South America. Stonepath Group, inc., is a Delaware corporation and a reporting company. Prior to 2000, Mr. Cohen practiced law, including having been a shareholder of Buchanan Ingersoll P.C., from 1996 to 2000, and a partner at Clark, Ladner, Fortenbaugh & Young from 1990 to 1996. Mr. Cohen earned his Bachelor of Science in Accounting from the School of Commerce and Finance of Villanova University in 1977, his Juris Doctor from Temple University in 1980, and his LLM in Taxation from Villanova University School of Law. Mr. Cohen is licensed to practice law in Pennsylvania. Mr. Cohen is not an officer or director of any other reporting company.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

                                BOARD COMMITTEES

We do not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2004, and through the date of this Information Statement, the Board held quarterly telephonic Board meetings to discuss general business matters.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended December 31, 2004 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth herein, none of our directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

                                LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of purchaser, or of any such director, officer, affiliate of ours, or security holder, is a party adverse to us or has a material interest adverse to us.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLF TWO, INC.



By:      /s/ David Bennett
         --------------------------------------------
         David Bennett
Its:     President